Exhibit 99.1

1558 West Hastings Street Vancouver |V6G 3J4|Canada T: 604.639.4457 | F: 604.639.4451 www.versussystems.com

Versus Systems to Allow Prizing in UK Starting in Q2

Adding Europe’s Largest TV Advertising Market Significantly Expands the Reach of Versus’ Prizing Technology

LOS ANGELES, CA – April 7, 2021 - Versus Systems Inc. (“Versus” or the “Company”) (Nasdaq: VS) (FRANKFURT: BMVB) today announced that it has added new functionality to its patented Dynamic Regulatory Compliance prizing engine to support uses in the United Kingdom, which is the largest television advertising market in Europe, one of the largest interactive gaming markets in the world, and home to the Premier League, the most popular football league in the world. Versus will be partnering with some of its existing content partners to launch in the UK in Q2 of this year.

With a population of over 66 million1, the UK is a global leader in media consumption with 37 million people playing video games2, approximately 20 million subscribers to OTT and streaming services3, and an average of 1.5 million viewers tuning in to each of the 380 Premier League season games in 2018/20194.

By expanding into the UK market, Versus will leverage its gaming and second-screen expertise to provide unique prizing solutions for brands and content partners looking to engage with this audience across multiple screens and live events.

“The UK’s deep penetration of gaming, interactive TV, and streaming services represent tremendous opportunities for content creators and brands that want to add prizing and interactive engagement for their audiences,” said Matthew Pierce, Versus’ CEO. “Adding access to UK is a very natural target for expansion, given our multi-year partnerships with Xcite, Frias, HP, and all of our content and brand partners.”

About Versus Systems

Versus Systems Inc. has developed a proprietary in-game prizing and promotions engine that allows publishers, developers, and creators of games, apps, and other interactive media content to offer real world prizes inside their content. Players, viewers and users can choose from among the offered prizes and then complete in-game or in-app challenges to win the prizes. The Versus platform can be integrated into mobile, console, and PC games, as well as streaming media and mobile apps. For more information, please visit www.versussystems.com or visit the official Versus Systems YouTube channel.

Investor contact:

Sean McGowan, Cody Slach

Gateway Investor Relations

949-574-3860

VS@gatewayir.com

or

press@versussystems.com

1 Statista, Total population of the United Kingdom (UK) from 2015 to 2025, 2019-2020

2 The Creative Industries Council, 2018

3 Statista, Estimated number of unique subscribers to OTT SVOD services in Europe in 2018, by country, 2018

4 TopMedia, 2020

Disclaimer for Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward looking statements. These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to materially differ from any future results, performance or achievements expressed or implied by such forward-looking statements. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements and information. There can be no assurance that forward-looking information, or the material factors or assumptions used to develop such forward-looking information, will prove to be accurate. The Company does not undertake any obligations to release publicly any revisions for updating any voluntary forward-looking statements, except as required by applicable law.